FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: April 7, 2003

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 3, 2003

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

Cream Announces Third Quarter Results

Cream Minerals Ltd. (CMA) announces that during the nine months ended December 31, 2002 ("fiscal 2003"), a loss of $89,760 ($0.00 per share) was incurred compared to a loss of $147,741 ($0.01 per share) in then nine months ended December 31, 2002 ("fiscal 2002").  In fiscal 2003, corporate general and administrative costs for the three and nine month periods were $17,113 and $117,434, respectively, compared to the comparative periods in fiscal 2002 of $17,217 and $95,992.  Administrative costs are net of interest income, foreign exchange, prior years' tax assessments and write-downs of mineral property interests.  Expenditures on mineral property interests in the three months ended December 31, 2002, total $27,216, which compare to $167,504 in the three months ended September 30, 2002, when a five-hole drilling program was undertaken on the Nuevo Milenio property in Mexico.  There was no drilling in the third quarter of fiscal 2003.

Cream is progressing on its projects.  Results from its Nuevo Milenio gold-silver property in Mexico are forthcoming and Cream is negotiating to acquire a high-grade gold property in British Columbia.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 10, 2003

TSX Venture Exchange - Symbol:  CMA

OTC Bulletin Board - Symbol:  CRMXF

U.S. 20-F Registration

CREAM MINERALS DISCOVERS LARGE MINERALIZED ZONE

Cream Minerals Ltd. (CMA - TSX Venture) is pleased to report the discovery of a large gold-silver mineralized area within the Chacuaco Zone of the Nuevo Milenio gold-silver deposit being evaluated near Tepic, Nayarit State, Mexico.  See attached map showing "Zone Of Significant Gold-Silver Mineralization".

Prior investigations have suggested widespread and locally deep surface leaching of gold-silver values.  Samples outlined on the attached map indicate that there is a distinct possibility of a northeast dipping mineralized zone trending northwest across Cerro Chacuaco.  The target zone appears to have a surface expression of some 400 metres east-west and some 200 metres north-south and is open to the south.  This part of the mineralized zone lies in an area where erosion has recently removed a basalt cover within a caldera.

Geologically, tertiary basalt flows cover part of the caldera and part of the mineralized zone thus protecting much of it from weathering and intense surface leaching.

In those areas where surface leaching appears to have been less intense because of protection by basalt, or where erosion has caused partial removal of the leached cap, there exists the likelihood of higher gold-silver values being near surface and therefore suitable for evaluation for open pit mining potential.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at the Lang Mining Group.

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 24, 2003

TSX Venture Exchange - Symbol:  CMA

OTC Bulletin Board - Symbol:  CRMXF

U.S. 20-F Registration

CREAM MINERALS OPTIONS HIGH-GRADE GOLD PROPERTY

NEAR KASLO, BRITISH COLUMBIA

Cream Minerals Ltd. ("Cream") is pleased to announce that it has entered into an option agreement (the "Agreement") with two individuals (the "Optionors") to acquire the Goldsmith property consisting of 14 mineral units in three (3) mineral claims, located near Kaslo, British Columbia (the "Property").

The Property was initially staked in 1903 when rich gold bearing quartz veins were discovered by placer miners working on Poplar Creek, which runs through the northwest corner of the Property and flows into the Lardeau River.

The Property is underlain by carbonaceous phyllitic rocks of the Index Formation, which are cut by Mesozoic metadiorite dikes.  Numerous, irregular Quartz veins are associated with the intrusive rocks and can carry very high quantities of free gold.  Gold content is irregular within the veins and smaller veins appear to be of higher grade than the larger ones.  Westmin Resources last worked the area in 1980 and 1981 and discovered an extensive gold soil anomaly on the Property.  Cream Minerals plans to investigate this anomaly along with prospecting and trenching in preparation for diamond drill testing.

Subject to regulatory approval, the option allows Cream to obtain a 100% interest in and to the Property by making payments to the Optionors of $110,000 and issuing 200,000 common shares over a six-year period.  Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% Net Smelter Return royalty ("NSR").  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionors at any time up to and including the commencement of commercial production.

There will be no common shares issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement will have a four-month hold period from the date of distribution from treasury.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at LMC Management Services Ltd.

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release